Exhibit 99.1

USPTO Grants Notice of Allowance for Additional Patent on
IceCure’s Novel Cryogenic Pump Technology: Reinforces IceCure’s
Global IP Leadership in Cryoablation Technologies

●	Further broadens the uses and applications of IceCure’s cryoablation platform into a wide range of technology fields

●	Over 50 patents issued and allowed worldwide for IceCure’s platform cryoablation technology

CAESAREA, Israel, August 28, 2024 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced it has received a Notice of Allowance from the U.S. Patent and Trademark Office (“USPTO”) for a continuation application based on the Company’s issued patent titled “Cryogen Pump”. The original patent, which was also issued by the European Patent Office and the Japan Patent Office, as well as the continuation, will be in effect until 2041.

“This new patent will support IceCure’s potential for increasing the number of indications, procedures and applications that can be performed with our next-generation industry-leading platform cryoablation systems,” stated IceCure Chief Executive Officer Eyal Shamir. “We believe that further fortifying our cryoablation intellectual property (“IP”) estate in the U.S. is well timed both with respect to the indications for which we already have U.S. Food and Drug Administration (“FDA”) approval as well as the FDA’s decision on clearance for early-stage breast cancer, the decision which we expect in the first quarter of next year.”

IceCure’s novel cryogenic pump is submersible in liquid nitrogen, works in a closed circuit, improves the cooling rate during a procedure, and is designed to be used for multiple procedures or longer duration procedures without the need to refill liquid nitrogen. Moreover, this pump enables the use of a wider range of cryoprobes and catheters. The pump has been integrated into IceCure’s next-generation XSense™ cryoablation system.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses the Company’s leadership in cryoablation technologies; IceCure’s potential for expanding the number of indications, procedures and applications that can be performed with the Company’s next-generation industry-leading platform cryoablation systems; the FDA’s decision on clearance for early-stage breast cancer expected to be received in the first quarter of 2025; the potential benefits of the Company’s novel cryogenic pump; and the belief that fortifying IceCure’s cryoablation IP estate in the U.S. is well timed. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 3, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462